Exhibit 99.1

Alvotech, a Global Pureplay Biosimilars Company, to Debut on Nasdaq Under the Ticker ALVO on June 16

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Debut on Nasdaq follows completion of the company’s business combination with Oaktree Acquisition Corp. II, which included a fully committed and upsized $175 million PIPE raised through top-tier investors at $10.00 per share

-	Alvotech’s mission is to enhance sustainability of the global healthcare system and improve patient access by providing lower cost alternatives (biosimilars) to high priced biologic medicines

-	Public listing offers investors direct exposure to global biosimilars

-	Expected to be the largest debut by an Icelandic company on a U.S. stock exchange and first dual-listed company trading on exchanges in both New York and Iceland

REYKJAVIK, ICELAND & NEW YORK (June 15, 2022) — Alvotech, a global biotech company focused solely on the development and manufacture of biosimilar medicines for patients worldwide today announced that its ordinary shares and warrants will begin trading on the Nasdaq Stock Market LLC (“Nasdaq”) on Thursday, June 16, under the new ticker symbols “ALVO” and “ALVOW”, respectively. This follows the successful completion of the company’s business combination with Oaktree Acquisition Corp. II (“OACB”), a special purpose acquisition company sponsored by an affiliate of Oaktree Capital Management, L.P. (“Oaktree”). The merger, which was approved on June 7 by OACB shareholders, creates a publicly traded, pureplay company focused on the growing global biosimilar market.

The public listing is expected to be the largest debut on a U.S. exchange by an Icelandic company. Ordinary shares of the company are also expected to trade on the Nasdaq First North Growth Market in Iceland commencing on June 23, 2022. Alvotech is expected to be the first dual-listed Icelandic company on both a U.S. and Icelandic stock exchange.

“Becoming a public company is a historic milestone on Alvotech’s growth journey,” said Robert Wessman, founder and Executive Chairman of Alvotech. “We expect that becoming a listed company will allow us to continue strengthening our position in the biosimilar space while delivering value to our partners and patients across the globe.”

“Oaktree is proud to be associated with Alvotech, a world-class biosimilar platform with a mission-critical focus on providing important drugs at a reduced cost,” said Howard Marks, Co-Founder and Co-Chairman of Oaktree. “We look forward to the continuation of our relationship as the company enters its next phase of growth.”

Since its inception a decade ago, Alvotech has built a vertically integrated, state-of-the-art platform for developing and manufacturing biosimilars at scale. Biosimilars are therapeutic equivalents to biologics, a rapidly growing category of highly efficacious medicines, that provide lower-cost alternatives to higher-priced originator medicines. Biologics represent over 40% of all pharmaceutical spending in the U.S. and over 30% of spending on medicines in Europe at list prices1. Alvotech’s current portfolio of eight products and product candidates targets multiple therapeutic areas and represents an estimated total addressable market of over $85 billion based on estimated peak sales of the reference products2.

Alvotech’s lead product, AVT02 (adalimumab), a biosimilar to Humira®, has launched in Canada and Europe and is expected to launch in the U.S. on July 1, 20233. For the U.S. market, Alvotech is pursuing an interchangeability designation for AVT02 (adalimumab) and has previously announced FDA acceptance of Alvotech’s BLA supporting interchangeability for the company’s high-concentration, citrate-free biosimilar candidate. More recently, the company has announced positive topline results for AVT04 (ustekinumab), Alvotech’s proposed biosimilar to Stelara®, for both the confirmatory clinical, safety and efficacy study and a pharmacokinetic (PK) study.

In order to give its products global reach with local expertise, Alvotech has formed strategic commercialization partnerships with leading pharmaceutical companies spanning global markets. These include partnerships with Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) for the US market; STADA Arzneimittel AG for EU and select other territories; and Fuji Pharma Co., Ltd (TSE: 4554) for Japan, among others.

The transaction is supported by a PIPE totaling approximately $175 million, raised entirely as ordinary shares, at $10.00 per share. The PIPE was backed by top-tier investors such as Suvretta Capital, Athos (the Strüngmann Family Office), CVC Capital Partners, Temasek Holdings, YAS Holdings, Farallon Capital Management, and Sculptor Capital Management, among others.

To celebrate the public listing, Mr. Wessman will ring the opening bell at NASDAQ with live ceremonies beginning at 9:15 ET on June 16 at the Nasdaq Market Site in New York City. The event will be livestreamed and can be viewed at https://livestream.com/accounts/27896496/events/10423230.

1Source: IQVIA Institute

2EVALUATE Pharma

3Subject to regulatory approval

About Alvotech

Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline contains eight biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the U.S., Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA; US), STADA Arzneimittel AG (EU and select other territories), Fuji Pharma Co., Ltd (TSE: 4554; Japan), Cipla/Cipla Gulf/Cipla Med Pro (NSE: CIPLA; Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (SWX:DKSH; Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (NASDAQ and TASE: KMDA; Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (1795:TT; Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com.

About AVT02 (adalimumab)

AVT02 is a monoclonal antibody and a biosimilar to Humira® (adalimumab). AVT02 is approved in the EU, the United Kingdom, Switzerland, Norway, Iceland, Lichtenstein (Hukyndra®) and Canada (Simlandi™). AVT02 dossiers are under review in multiple countries; in the United States the initial BLA for approval as a biosimilar is in deferred status, pending the result of FDA inspections.

About AVT04 (ustekinumab)

AVT04 is a monoclonal antibody and a biosimilar candidate to Stelara® (ustekinumab). AVT04 is an investigational product and has not received regulatory approval in any country. Biosimilarity has not yet been established by regulatory authorities and is not yet claimed.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements.” Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech. For example, Alvotech’s expectations regarding future growth, results of operations, performance, future capital and other expenditures including the development of critical infrastructure for the global healthcare markets, competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events; the timing of the announcement of clinical trial results; the potential approval and commercial launch of AVT02; the timing of market launches, including AVT02; the estimated size of the total addressable market of the Alvotech’s pipeline products; and the ability to obtain regulatory approval for Alvotech’s product candidates, including AVT02 and AVT04. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Alvotech or others following the business combination between Alvotech Holdings S.A., Oaktree Acquisition Corp. II and Alvotech, with Alvotech as the surviving company (the “Business Combination”); (2) the inability to execute final agreement with respect to the loan facility with Sculptor on acceptable terms or at all; (3) the inability to consummate the transactions contemplated by the SEPA with Yorkville; (4) the ability to meet or maintain stock exchange listing standards; (5) the risk that the Business Combination disrupts current plans and operations of Alvotech; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the Alvotech to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (7) changes in applicable laws or regulations; (8) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (9) Alvotech’s estimates of expenses and profitability; (10) Alvotech’s ability to develop, manufacture and commercialize the product candidates in its pipeline; (11) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical trials or future regulatory approvals or marketing authorizations; (12) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its product candidates, including the timing or likelihood of expansion into additional markets or geographies; (13) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (14) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (15) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (16) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (17) the potential impact of the ongoing COVID-19 pandemic on the FDA’s review timelines, including its ability to complete timely inspection of manufacturing sites; and (18) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Alvotech’s Registration Statement on Form F-4 or in other documents filed with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

CONTACTS

ALVOTECH

Investor Relations

Stephanie Carrington

ICR Westwicke

Stephanie.Carrington@westwicke.com

(646) 277-1282

Media Relations

Sean Leous

ICR Westwicke

Sean.Leous@westwicke.com

(646) 866-4012

Corporate Communications

Alvotech.media@alvotech.com

OAKTREE ACQUISITION CORP. II

Investor Relations

info@oaktreeacquisitioncorp.com

Media Relations

mediainquiries@oaktreecapital.com